Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 2

DATED DECEMBER 29, 2006

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 2 supplements certain information contained in our prospectus dated December 8, 2006, as supplemented by Supplement No. 1 dated December 19, 2006.  This supplement adds certain information to, and updates certain information in, the prospectus section entitled “Description of Real Estate Assets” and updates the information in the sections entitled “Risk Factors” and “Plan of Distribution” as described below.  You should read this Supplement No. 2 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Risk Factors

This section supersedes in its entirety the risk factor “We currently rely on one tenant for a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations”and the discussion thereunder in the prospectus under the heading “Risk Factors – Risks Related to Our Business,” which begins on page 18.

We currently rely on one tenant for a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations.

As of December 21, 2006, approximately 20% of our rental revenue, on an annualized basis, will be generated by the SBC Center in Hoffman Estates, Illinois and One AT&T Center in St. Louis, Missouri.  One tenant, AT&T Inc., leases 100% of the total gross leasable area of these two properties.  As a result of the concentration of revenue generated from these two properties, if AT&T were to cease paying rent or fulfilling its other monetary obligations, we could have significantly reduced rental revenues or higher expenses until the defaults were cured or the two properties were leased to a new tenant or tenants, which could adversely affect our results of operations.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies,” which begins on page 120 of the prospectus, and the subheading “Notes Receivable.”

Notes Receivable

On December 15, 2006, Fourth Quarter Properties elected to extend the term of the loan to March 30, 2007 and paid the extension fee of $25,000.

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus. Note that any discussion regarding the probable acquisition of a property or portfolio of properties under “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are in this supplement under “Acquired Properties.”

Description of Real Estate Assets

Acquired Properties

Our joint venture, MB REIT, purchased the following properties on the respective dates indicated below.

New Forest Crossing - Phase II.  On December 19, 2006, MB REIT purchased, through a wholly owned subsidiary formed for this purpose, a fee simple interest in a newly constructed shopping center known as New Forest Crossing - Phase II containing approximately 26,680 gross leasable square feet.  The center is located at Wallisville Road and Beltway 8 in Houston, Texas.  New Forest Crossing - Phase II was built in 2006.  As of December 1, 2006, this property was 94% occupied, with a total of approximately 25,080 square feet leased to seven tenants.  The property is located in the northeast submarket of the Houston market and competes with at least five other shopping centers in its submarket for sales, tenants or both.

MB REIT purchased this property from an unaffiliated third party, Ley-Lane Partnership No. 7, L.P., for a cash purchase price of approximately $6.3 million, of which up to approximately $406,000 remains subject to a future earnout regarding 1,600 gross leasable square feet of vacant and unleased space.  The seller has up to twenty-four months to lease earnout space and earn all or a portion of the earnout amount.   MB REIT may borrow monies using this property as collateral.

MB REIT is of the opinion that this property is adequately covered by insurance.

Three tenants, Buffalo Wild Wings, Anna’s Linens and Dots Fashions, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Buffalo Wild Wings	5,614	21	19.50	4/5 yr.	05/06	05/11
			21.45		06/11	05/16

Anna’s Linens	8,050	30	13.00	3/5 yr.	05/06	05/11
			14.00		06/11	05/16

Dots Fashions	4,000	15	14.00	2/5 yr.	02/06	05/11

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.  Real estate taxes paid in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $9,984.  The real estate taxes paid were calculated by multiplying New Forest Crossing - Phase II’s assessed value by a tax rate of 3.69%.  The property is newly constructed, so there is no annual rental per square foot data for the last five years.

For federal income tax purposes, the depreciable basis in this property is approximately $4.7 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method. MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	—	—	—	—
2007	—	—	—	—

2008	—	—	—	—
2009	—	—	—	—
2010	—	—	—	—
2011	4	8,916	166,857	38.49%
2012	—	—	—	—
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—

The Shops at Sherman Plaza.  On December 21, 2006, MB REIT purchased, through a wholly owned subsidiary formed for this purpose, a newly constructed shopping center known as The Shops at Sherman Plaza containing approximately 152,264 gross leasable square feet, approximately 142,227 of which will be owned in fee and approximately 10,037 of which will be leased from the City of Evanston.  The term of the City of Evanston lease is forty years.  MB REIT will pay rent pursuant to this lease in an amount equal to approximately 20% of the rent from subtenants that sublease this space from MB REIT.

The property is located at 1620 Sherman Avenue in Evanston, Illinois in the metropolitan Chicago retail market and the North Suburbs submarket.  Construction on The Shops at Sherman Plaza was completed in late summer 2006.  As of December 15, 2006, approximately 136,027 square feet of the property, which represents 89% of the gross leasable square footage, was leased to fifteen tenants.  Of this amount, approximately 127,100 square feet, which represents 83% of the gross leasable square footage, was occupied by eleven tenants.  The property competes with at least five other retail centers in its submarket for sales, tenants or both.

MB REIT purchased this property from an unaffiliated third party, Sherman Plaza Partners, LLC, for approximately $55.2 million in cash.  Approximately $10.9 million of the purchase price will be held in escrow for a potential earnout to the seller.  Approximately 8,927 square feet of leased and unoccupied space and 16,237 square feet of unleased and unoccupied space will be subject to the earnout.  Earnout funds held in escrow will be released to the seller for up to eighteen months when a lease has been approved by MB REIT, the tenant has moved into the leased space, payment of rent has commenced and the tenant has provided an acceptable estoppel certificate.  The amount paid pursuant to the earnout may vary from the amount held in escrow to the extent the actual base rent differs from the projected base rent amount; however, in no event will the amount paid be more than 110% of the escrow amount.

On December 21, 2006, MB REIT loaned approximately $2.7 million to the seller, which is due and payable on June 20, 2008.  The loan is evidenced by a promissory note that bears interest at 9% per annum and has an eighteen month maturity.  Tim Anderson and Jim Klutznick, owners of the seller, jointly and severally guarantee the obligations of seller under the Sherman Closing Loan, and these obligations are secured by the right of seller to any earnout proceeds and any rent paid for space subject to the earnout prior to the earnout closing for that space.

MB REIT is of the opinion that the property is adequately covered by insurance.

Two tenants, Barnes & Noble and L.A. Fitness, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Barnes & Noble (1) (2)	30,034	20	21.64	2/5 yr.	03/06	08/16

L.A. Fitness (3)	53,322	35	20.00	3/5 yr.	01/07	12/09
			21.00		01/10	12/13
			22.00		01/14	12/16
			(4)		01/17	01/22

(1)

This tenant occupies 30,034 square feet but is only obligated to pay for 28,545 square feet because 1,451 square feet of stairway within the space is not subject to rent.

(2)

This tenant’s lease term commenced in March 2006, but the lease did not require the tenant to begin paying rent until September 2006.

(3)

This tenant’s lease term commenced in August 2006, but the lease does not require the tenant to begin paying rent until January 2007.

(4)

This tenant’s rent for this period will be increased by the lesser of the Consumer Price Index over the previous three-year period or 10% of the base rent in effect at that time.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.  Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $175,354.  The real estate taxes paid were calculated by multiplying The Shops at Sherman Plaza’s assessed value by a tax rate of 7.83%.  The property is newly constructed so there is no annual rent per square foot data for the last five years.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	—	—	—	—
2007	—	—	—	—
2008	—	—	—	—
2009	—	—	—	—
2010	—	—	—	—
2011	—	—	—	—
2012	—	—	—	—
2013	—	—	—	—
2014	1	3,350	72,863	2.12%
2015	—	—	—	—

For federal income tax purposes, the depreciable basis in this property is approximately $41.4 million.

One AT&T Center.  On December 21, 2006, MB REIT acquired though MB St. Louis Chestnut, L.L.C., a Delaware limited liability company, ("MBSLC"), a wholly owned subsidiary formed for this purpose, a fee simple interest in a forty-two story office building known as One AT&T Center, containing approximately 1.5 million gross leasable square feet located at 909 Chestnut Street in St. Louis, Missouri.  MB REIT purchased this property from Southwestern Bell Telephone, L.P., an unaffiliated third party, for cash in the amount of approximately $204.9 million.

One AT&T Center was built in 1986.  As of December 1, 2006, this property was 100% leased by AT&T.  The property is located in the St. Louis market and downtown submarket and competes with at least five other office buildings within its submarket.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant may be obligated to pay a portion of any monies spent pursuant to provisions in its lease.

MB REIT is of the opinion that the property is adequately covered by insurance.

One tenant, AT&T Services, Inc., entered into a lease at closing for 100% of the total gross leasable area of the property, and closing was conditioned upon execution of this lease.  The lease with this tenant is for an initial term of ten years and nine months and to require the tenant to pay base annual rent on a monthly basis in an amount of approximately $1.2 million. The total rent for the first year is tentatively expected to be approximately $14.7 million with annual increases of 2% per year thereafter.  AT&T Inc., the parent of the tenant, has agreed to guarantee the tenant’s obligations under the lease.

Real estate taxes payable in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $2.1 million.  The real estate taxes payable were calculated by multiplying One AT&T Center’s assessed value by a tax rate of 8.63%.

For federal income tax purposes, the depreciable basis in this property is approximately $154.2 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.

We purchased the following properties on the date indicated below.

C & S Wholesale Grocers, Inc.; Westfield, Massachusetts, North Hatfield, Massachusetts, South Hatfield, Massachusetts and Aberdeen, Maryland.  On December 27, 2006, we purchased, through wholly owned subsidiaries formed this purpose, from C & S Wholesale Grocers, Inc., L & S Associates, L.P., J R & D Associates Limited Partnership and Wagner/Kinsley L.L.C., unaffiliated third parties, fee simple interests in four industrial buildings for a total purchase price of approximately $150 million.  The following table sets forth certain information with respect to the location and the approximate gross leasable area (GLA) of each of these properties:

	Approximate GLA (Sq. Ft.)	Approximate Purchase
Address	Square Feet	Price ($)
53 Summit Lock Road, Westfield MA	520,000	52,800,000
95 North Hatfield Road, North Hatfield, MA	467,000	37,300,000
142 Elm Street, South Hatfield, MA	333,000	19,300,000
1000 Old Philadelphia Boulevard, Aberdeen, MD	400,000	40,600,000

Totals	1,720,000	150,000,000

We do not intend to make any repairs or improvements to any of these properties over the next few years. However, if any repairs or improvements are required, C & S Wholesale Grocers is obligated to pay for them pursuant to the provisions of the respective leases.  In response to the results of an environmental assessment, the seller has agreed to take the following actions promptly following closing:  (i) remove contaminated soil near the fuel oil storage tank at Westfield; (ii) examine the storm water drain pipe and implement measures to avoid contamination of adjacent soils, which measures may include installation of an oil water separator, at Westfield and North Hatfield (iii) change the filters in the oil/water separators regularly at Westfield, North Hatfield and South Hatfield and (iv) remove contaminated soils near the AST containment area at North Hatfield.  Each tenant has agreed in its lease to indemnify the landlord against environmental liabilities and losses that arise from actions or omissions during the term of the lease, except to the extent caused by landlord.

The four industrial properties compete with similar properties within their respective market areas. The minimum number of similar competitive properties is reflected in the following table to the extent such information is available:

Min. No. of Competitive Properties in Submarket (or Market,
Property	Market/Submarket	if no Submarket)
53 Summit Lock Road, Westfield, MA	Greater Springfield Industrial	Not available
95 North Hatfield Road, North Hatfield, MA	Greater Springfield Industrial	Not available
142 Elm Street, South Hatfield, MA	Greater Springfield Industrial	Not available
1000 Old Philadelphia Boulevard, Aberdeen, MD	Baltimore MSA Industrial/Harford/Cecil County Submarket	5

We are of the opinion that the four properties are adequately covered by insurance.

The following table reflects the years during which each of the properties was built.

Property	Year of Construction
53 Summit Lock Road, Westfield, MA	1995/expanded in 2004
95 North Hatfield Road, North Hatfield, MA	1994/expanded in 1996
142 Elm Street, South Hatfield, MA	1968/expanded in 1972
1000 Old Philadelphia Boulevard, Aberdeen, MD	1995/expanded in 2000

As of December 1, 2006, all of the properties were one hundred percent (100%) occupied by C & S Wholesale Grocers.  The leases of the properties require C & S Wholesale Grocers to pay base annual rent on a monthly basis as follows:

	Approximate GLA (Sq. Ft.)	Renewal	Base Rent per Square Foot per		Lease	Term
Address	Square Feet	Options	Annum ($)		Beginning	To
53 Summit Lock Road	520,000	4/5 yr.	7.00	(1)	12/06	06/22
Westfield, MA

95 North Hatfield Road	467,000	4/5 yr.	5.50	(1)	12/06	06/22
North Hatfield, MA

142 Elm Street	333,000	4/5 yr.	4.00	(1)	12/06	06/22
South Hatfield, MA

1000 Old Philadelphia Boulevard,	400,000	4/5 yr.	7.00	(1)	12/06	06/22
Aberdeen, MD

(1)  These leases provide for an annual 1.5% base rent increase.

C & S Wholesale Grocers will be responsible for paying real estate taxes directly to the taxing authorities in accordance with the terms of their respective leases.  Real estate taxes payable in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) were calculated by multiplying the properties’ assessed values by their respective tax rates as listed below.

For federal income tax purposes, the total depreciable basis in these properties is approximately $112.5 million. We calculate depreciation expense for tax purposes using the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of forty and twenty years, respectively. The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for each property.

	Real Estate	Real Estate	Income Tax Depreciable
Address	Tax Amount ($)	Tax Rate (%)	Basis ($)

53 Summit Lock Road, Westfield, MA	1,121,270	2.69	39.6 million
95 North Hatfield Road, North Hatfield, MA	354,325	1.18	28.0 million
142 Elm Street, South Hatfield, MA	45,948	0.56	14.5 million
1000 Old Philadelphia Boulevard, Aberdeen, MD	243,129	1.01	30.4 million

Totals	$1,764,672		112.5 million

Financing Transactions

One AT&T Center.  On December 21, 2006, MBSLC entered into loan documents as the borrower of approximately $112.7 million from Bear Stearns.  MBSLC’s obligations are secured by a first priority mortgage on the property commonly known as One AT&T Center located at 909 Chestnut Street in St. Louis, Missouri.  MBSLC also granted a security interest to Bear Stearns in, among other things, certain tangible and intangible personal property interests of MBSLC related to the property.  One AT&T Center was acquired by MBSLC on December 21, 2006.

The loan bears interest at the rate of 5.3425% per annum.  MBSLC is required to make interest-only payments on a monthly basis in the amount of $501,727 until the loan matures on January 1, 2037.  After January 1, 2017, MBSLC will pay, in addition to monthly interest, any excess cash flow related to the property to the lender.  Upon maturity, MBSLC will pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBSLC may, in certain circumstances, prepay the unpaid principal balance of the loan, along with other amounts due under the loan documents, on or after January 1, 2010.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things, Bear Stearns may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, subject to customary cure rights granted MBSLC.

In connection with the loan, MBSLC has agreed to indemnify Bear Stearns against, among other things, losses arising under environmental laws or otherwise resulting from the presence or release of hazardous material on the property.  MB REIT, as sole member of MBSLC, has agreed to indemnify and hold Bear Stearns harmless against various losses, including among others, losses caused by certain misconduct of MBSLC, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of prohibited indebtedness, and breaches by MBSLC of the environmental indemnity agreement.  MB REIT also has agreed to guarantee full payment of the obligations by MBSLC under the loan documents upon the occurrence of certain bankruptcy or insolvency events of MBSLC.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of December 28, 2006.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	166,144,171	1,661,441,710	174,451,380	1,486,990,330

Shares sold pursuant to our distribution reinvestment program:	2,188,110	20,787,045	-	20,787,045

	168,352,281	1,682,428,755	174,451,380	1,507,977,375

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.